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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._____)*

                               ARGO BANCORP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    040125106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Stephen Zuppello, Managing Director
                       Deltec Asset Management Corporation
                  535 Madison Avenue, New York, New York 10022
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 31, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 27 Pages

                                  SCHEDULE 13D

-----------------------------                      ----------------------------
CUSIP NO. 040125106                                   PAGE    2   OF  27  PAGES
          ---------                                         -----    ----
-----------------------------                      ----------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deltec International S.A.
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) |_|
                                                                       (B) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

     AF
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)|_|

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Panama
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                          122,062 2/3
  NUMBER OF        ------------------------------------------------------------
   SHARES           8   SHARED VOTING POWER
BENEFICIALLY                  -0-
  OWNED BY         ------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER
  REPORTING               122,062 2/3
   PERSON          ------------------------------------------------------------
    WITH           10   SHARED DISPOSITIVE POWER
                              -0-
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           122,062 2/3
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                   |_|

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Argo Bancorp, Inc. ("Argo Bancorp") whose principal executive offices are located at 7600 West 63rd Street, Summit, Illinois 60501.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by Deltec International S.A. ("Deltec International"), a Panamanian corporation. Deltec International is a holding company which is engaged through various subsidiaries principally in the provision of investment advisory and private banking services in The Bahamas, the United States and the United Kingdom. Deltec International owns all of the stock of The Deltec Banking Corporation Limited ("Deltec Banking"), a Bahamian banking corporation which is engaged principally in investment and merchant banking in The Bahamas, and any securities beneficially owned by Deltec Banking may be regarded, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), as being beneficially owned by Deltec International. The address of the principal business and offices of Deltec International and Deltec Banking is Deltec House, Lyford Cay, Nassau, Bahamas.

         Appendix I attached hereto sets forth, with respect to each executive officer and director of Deltec International


                               Page 3 of 27 Pages
and Deltec Banking, the following information: (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (d) citizenship. Except where otherwise indicated in Appendix I or as indicated above, the principal business of each organization listed in Appendix I is the provision of financial services.

         During the five years preceding the filing of this statement, neither Deltec International nor Deltec Banking, nor, to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Deltec Banking used general corporate funds in the amount of $4,638,381.34 to purchase the Shares referred to in Item 5. No borrowed funds were used in connection therewith.


                               Page 4 of 27 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were acquired by Deltec Banking for investment. Prior to purchasing Shares of Argo Bancorp, Deltec International and certain of its shareholders entered into a Rebuttal Agreement with the Office of Thrift Supervision ("OTS") in which Deltec International confirmed that it was not seeking to acquire the Shares for the purpose or effect of changing the control of Argo Bancorp or in connection with or as a participant in any transaction having such purpose or effect. At the present time Deltec International has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Argo Bancorp, or the disposition of securities of Argo Bancorp, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Argo Bancorp or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Argo Bancorp or any of its subsidiaries, (d) any change in the present board of directors or management of Argo Bancorp, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Argo Bancorp, (f) any other material change in Argo Bancorp's business or corporate structure, (g) changes in Argo Bancorp's charter, bylaws or instruments corresponding thereto


                               Page 5 of 27 Pages
or other actions which may impede the acquisition of control of Argo Bancorp by any person, (h) causing a class of securities of Argo Bancorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Argo Bancorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. Mr. Arthur E. Byrnes, a director of Deltec International, has agreed to be elected to the Board of Directors of Argo Bancorp.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of filing this statement, Deltec International beneficially owns, through Deltec Banking, 122,062 2/3 Shares, or 25.0% of the 488,250 2/3 Shares of Argo Bancorp outstanding at January 31, 1997. Deltec Banking acquired 111,563 2/3 of such Shares on December 31, 1996 pursuant to the Stock Purchase Agreement filed as Exhibit 1 hereto and 10,499 of such Shares on January 23, 1997. All of such Shares were purchased by Deltec Banking directly from Argo Bancorp at the price of $38.00 per share.


                               Page 6 of 27 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Deltec International presently has no contracts, arrangements, understandings or relationships with any person with respect to any securities of Argo Bancorp other than the Stock Purchase Agreement, dated as of December 31, 1996, between Argo Bancorp and Deltec Banking, pursuant to which Deltec Banking made its initial investment in Argo Bancorp, a copy of which is filed as
Exhibit 1 hereto, and a Stockholder Agreement, dated as of December 31, 1996, among Argo Bancorp, Deltec Banking and John G. Yedinak, a copy of which is filed as Exhibit 2 hereto. The Stockholder Agreement gives Deltec Banking the right to nominate one director of Argo Bancorp, permits Deltec Banking to acquire additional Shares from Argo Bancorp when it issues or sells additional Shares to third parties so that Deltec Banking can maintain 25% ownership and gives Deltec Banking certain rights to registration under the Securities Act of 1933 of any Shares it proposes to sell from time to time.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Stock Purchase Agreement, dated as of December 31, 1996, between Argo Bancorp and Deltec Banking.

         2. Stockholder Agreement, dated as of December 31, 1996, among Argo Bancorp, Deltec Banking and John G. Yedinak.


                               Page 7 of 27 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 1997                   DELTEC INTERNATIONAL S.A.

                                          By   /s/ Matthew F. Gibbons
                                               Matthew F. Gibbons
                                               President



                               Page 8 of 27 Pages

                                                                    APPENDIX I


                            DELTEC INTERNATIONAL S.A.

                             DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS                    CITIZENSHIP

Peter S. Darling        Managing Director of    Mercury Asset Mgmt Group            British
  Chairman              Mercury Asset Mgmt      33 King William Street
                        Group                   London, England 3C2R 9AS

Penelope Dauphinot      Executive Vice          Deltec International S.A.           Brazilian
  Deputy Chairman;      President of Deltec     P. O. Box N-3229
  Vice President        International S.A.      Nassau, Bahamas

Matthew F. Gibbons      President of Deltec     Deltec International S.A.           British
  President & CEO;      International S.A.      P. O. Box N-3229
  Director                                      Nassau, Bahamas

David P. McNaughtan     Chairman of             Deltec Securities (U.K.)Ltd.        British
  Director              Deltec Securities       Brettenham House
                        (U.K.) Limited          5 Lancaster Place
                                                London, WC2E 7EN
                                                England

Gordon Bradshaw         Vice President &        The Deltec Banking                  Canadian
  Treasurer             Controller of           Corporation Ltd.
                        The Deltec Banking      P. O. Box N-3229
                        Corporation Ltd.        Nassau, Bahamas

Stephanie E. Harding    Secretary & Treasurer   The Deltec Banking                  Bahamian
  Vice President &      of The Deltec           Corporation Ltd.
  Asst. Secretary       Banking Corporation     P. O. Box N-3229
                        Ltd.                    Nassau, Bahamas

Arthur E. Byrnes        Chairman of the Board   Deltec Asset Mgmt. Corp.            U.S.
  Director              of Deltec Asset Mgmt.   535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Jean Chalopin           Private investor        c/o Deltec Int'l S.A.               French
  Director                                      P. O. Box N-3229
                                                Nassau, Bahamas

Maurice M. Dwek         Private investor        Soditic Finance F.A.                British
  Director                                      114 rue du Rhone
                                                1204 Geneva
                                                Switzerland


                               Page 9 of 27 Pages


Albert H. Gordon        Private investor        c/o Deltec Asset Mgmt.Corp.         U.S.
  Director                                      535 Madison Avenue
                                                New York, N.Y. 10022

John R. Gordon          President & CEO of      Deltec Asset Mgmt. Corp.            U.S.
  Director              Deltec Asset Mgmt.      535 Madison Avenue
                        Corporation             New York, N.Y. 10022

Kiendl Gordon           Homemaker               c/o Deltec Asset Mgmt. Corp.        U.S.
  Director                                      535 Madison Avenue
                                                New York, N.Y. 10022

Peter T. Kikis          Private investor        c/o Kikis Asset Mgmt. Corp.         U.S.
  Director                                      535 Madison Avenue
                                                New York, N.Y. 10022

J. Mario Santo Domingo  Presidente del          Cervecerias Bavaria S.A.            Colombian
  Director              Directorio              (brewery)
                        Bavaria, S.A.           Apartado Aereo 3538
                                                Bogota, Colombia

Gustavo J. Vollmer, Jr. Industrialist           Corpalmar                           Venezuelan
  Director                                      (sugar mill)
                                                Edificio Banco Del Orinoco
                                                Pisoq, Ave.FCO De Miranda
                                                Sector La Floresta
                                                Caracas, Venezuela

Gustavo J. Vollmer, Sr. Private investor        Banco Mercantile C.A.               Venezuelan
  Director                                      Apartado 789
                                                Caracas 1010, Venezuela

Andre J. Feldman        Executive Vice          The Deltec Banking                  Bahamian
  Vice President        President & COO of      Corporation Ltd.
  & Secretary           The Deltec Banking      P. O. Box N-3229
                        Corporation Limited     Nassau, Bahamas

Terry E. Girling        Chief Financial         Deltec Panamerica Trust             British
  Asst. Treasurer       Officer of Deltec       Company Limited
                        Panamerica Trust        P. O. Box N-3229
                        Company Limited         Nassau, Bahamas


                               Page 10 of 27 Pages

                         THE DELTEC BANKING CORPORATION LIMITED

                                 DIRECTORS AND OFFICERS

                        PRINCIPAL                    NAME AND
NAME                    OCCUPATION                   BUSINESS ADDRESS               CITIZENSHIP

Matthew F. Gibbons      President & CEO of           Deltec International S.A.      British
  Chairman, President   Deltec International S.A.    P.O. Box N-3229
  & CEO; Director                                    Nassau, Bahamas

Andre J. Feldman        Chief Operating Officer      The Deltec Banking             Bahamian
  Executive Vice        of The Deltec Banking        Corporation Limited
  President & COO       Corporation Limited          P.O. Box N-3229
                                                     Nassau, Bahamas

Jeffrey A. Williams     Vice President of            The Deltec Banking             Bahamian
  Vice President        The Deltec Banking           Corporation Limited
                        Corporation Limited          P. O. Box N-3229
                                                     Nassau, Bahamas

Stephanie E. Harding    Secretary & Treasurer        The Deltec Banking             Bahamian
  Secretary & Treasurer of The Deltec Banking        Corporation Limited
                        Corporation Limited          P. O. Box N-3229
                                                     Nassau, Bahamas

Gordon Bradshaw         Vice President &             The Deltec Banking             Canadian
  Vice President,       Controller of The            Corporation Limited
  Controller & Director Deltec Banking               P. O. Box N-3229
                        Corporation Limited          Nassau, Bahamas

Antonio Augusto de      President of                 Deltec Holdings Inc.           Portuguese
  Araujo Faria Guedes   Deltec Holdings Inc.         (real estate development)
  Vice President and                                 Rua Alcides Lourenco Da Rocha
  Director                                           167-3 Andar
                                                     Sao Paulo, Brazil
                                                     CEP 04571-110

Roland P. Malimpensa    Vice President of            Deltec Holdings Inc.           Brazilian
  Director              Deltec Holdings Inc.         (real estate development)
                                                     Rua Alcides Lourenco Da Rocha
                                                     167-3 Andar
                                                     Sao Paulo, Brazil
                                                     CEP 04571-110


                               Page 11 of 27 Pages


Patricia N. Sandford    Managing Director of         Deltec Panamerica Trust        U.S.
  Director              Deltec Panamerica            Company Limited
                        Trust Company Limited        P.O. Box N-3229
                                                     Nassau, Bahamas

David P. McNaughtan     Chairman of                  Deltec Securities (U.K.)       British
  Director              Deltec Securities            Brettenham House
                        (U.K.) Limited               5 Lancaster Place
                                                     London, WC2E 7EN
                                                     England

Jennifer E. Rahming     Trust Officer of             The Deltec Banking             Bahamian
  Vice President        The Deltec Banking           Corporation Limited
                        Corporation Limited          P.O. Box N-3229
                                                     Nassau, Bahamas

Terry E. Girling        Vice President of            The Deltec Banking             British
  Vice President        The Deltec Banking           Corporation Limited
                        Corporation Limited          P.O. Box N-3229
                                                     Nassau, Bahamas


                               Page 12 of 27 Pages

                                 Exhibit Index

      Exhibit
       Number

          1.   Stock Purchase Agreement, dated as of
               December 31, 1996, between Argo Bancorp
               and Deltec Banking.

          2.   Stockholder Agreement, dated as of
               December 31, 1996, among Argo Bancorp,
               Deltec Banking and John G. Yedinak.






































                              Page 13 of 27 Pages